UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




For the month of  July, 1999
                 ------

                               DESC, S.A. DE C.V.
- --------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                  PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS
                        LOMAS, 05120 MEXICO, D.F., MEXICO
- --------------------------------------------------------------------------------
                    (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F [X]       Form 40-F [ ]



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               Desc, S.A. de C.V.
                                               ---------------------------------
                                               (Registrant)



Date: August 2, 1999                           By /s/ Ernesto Vega Velasco
      --------------                              ------------------------------
                                                  (Signature)*
                                                  Name: Ernesto Vega Velasco
                                                  Title: Chief Financial Officer








- -------------------------------------------
* Print the name and title under the
signature of the signing officer.







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
                                  EXHIBIT INDEX

                                                                                       Sequential
                                        Item                                           Page Number
                                        ----                                           -----------
1.       Press release announcing signing by registrant's subsidiary Girsa of final agreements establishing strategic alliance with Repsol Quimica in
         solution synthetic rubber business........................................         4

2.       Press release announcing second quarter 1999 results......................         5

3.       Update of registrant's Y2K readiness program
         (as of July 27, 1999)     ................................................         11










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